LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04 APR -5 AM 7:21

March 31, 2004

04024039

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

- **Notice of Annual and Special Meeting of Unitholders and Management Proxy Circular**
- **Form of Proxy**
- **Confirmation of Mailing**

PROCESSED
APR 06 2004
THOMSON FINANCIAL

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

Dlw 4/5

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: Sari Diamond

Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS AND MANAGEMENT PROXY CIRCULAR

March 16, 2004

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of Unitholders of Legacy Hotels Real Estate Investment Trust (the "Trust") will be held on Thursday, April 22, 2004 in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the financial statements of the Trust and the auditors' report thereon for the period ended December 31, 2003;

2. to approve certain amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003;

3. to elect the Independent Trustees of the Trust;

4. to appoint auditors and to authorize the Trustees to fix their remuneration; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Unitholders or holders of Voting Certificates of record at the close of business on March 16, 2004 will be entitled to vote at the Meeting.

A copy of the Trust's 2003 Annual Report, which includes the financial statements for the year ended December 31, 2003 and Management's Discussion and Analysis, the Management Proxy Circular containing details of the matters to be dealt with at the Meeting and the form of proxy are forwarded herewith.

Unitholders or holders of Voting Certificates unable to attend the Meeting in person are requested to complete, sign and return the accompanying form of proxy in the enclosed return envelope for use at the Meeting to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting or any adjournment thereof or, in the alternative, may be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

By order of the Trustees

Sari Diamond

SARI L. DIAMOND
Secretary
Toronto, Ontario
March 16, 2004

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Legacy Hotels Real Estate Investment Trust (the "Trust") to be used at the Annual and Special Meeting of Unitholders of the Trust (the "Meeting") to be held in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) on Thursday, April 22, 2004, and at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as of March 16, 2004, and is in Canadian dollars unless otherwise indicated.

Unitholders or holders of voting certificates of the Trust (the "Voting Certificates") who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the envelope provided to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting, or any adjournment thereof, or to the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by agents of the Trust. The cost of solicitation will be borne by the Trust. The Trust will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for any reasonable expenses incurred in sending proxy material to beneficial owners of Units or Voting Certificates and requesting authority to execute proxies.

APPOINTMENT OF PROXIES

The persons named in the form of proxy accompanying this Management Proxy Circular are Trustees of the Trust and will represent Unitholders and Voting Certificate holders at the Meeting. A Unitholder or Voting Certificate holder may appoint another person (who need not be a Unitholder or a Voting Certificate holder) to represent him or her at the Meeting by striking out the names of the persons named in the enclosed form of proxy and inserting the name of the other person to be appointed in the blank space provided or by completing another proper form of proxy. In either case, in order to be effective, the completed form of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting, or any adjournment thereof, or with the Chairman of the Meeting at any time prior to the Commencement of the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

Proxies given by Unitholders or holders of Voting Certificates for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Unitholder, or by the Voting Certificate holder or by his or her attorney authorized in writing or, if the Unitholder or Voting Certificate holder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and returned to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

On any ballot that may be called for, the Units or Voting Certificates represented by properly executed proxies in favour of the persons named in the printed portion of the enclosed form of proxy will be voted for or withheld from voting as specified by the Unitholder or Voting Certificate holder in the proxy.

If no choice is specified with respect to any matter to be acted upon at the Meeting, the Units or Voting Certificates represented by such proxy will be voted FOR each of the resolutions proposing amendments to the declaration of trust dated as of September 11, 1997, as amended to April 24, 2003 (the "Declaration of Trust"), FOR the election of the nominees for Independent Trustees named below and FOR the reappointment of PricewaterhouseCoopers LLP as auditors of the Trust and authorizing the Trustees to fix their remuneration.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments, if any, to matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. The Trustees of the Trust know of no such amendments or other matters to come before the Meeting.

VOTING OF SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Trust is an unincorporated closed-end trust governed by the laws of the Province of Alberta and created pursuant to the Declaration of Trust. As at March 16, 2004, 89,360,094 Units and 14,700,000 Voting Certificates are outstanding.

Each Unit and each Voting Certificate entitles its holder to one vote at meetings of Unitholders. All Unitholders and Voting Certificate holders of record at 5:00 p.m. (Toronto time) on March 16, 2004, the record date established for determining the Unitholders and Voting Certificate holders entitled to receive notice of and vote at the Meeting, or any adjournment thereof, will be entitled to vote either in person or by proxy.

To the knowledge of the Trustees, as at March 16, 2004, no person beneficially owns or exercises control or direction over Units or Voting Certificates carrying more than 10% of the voting rights attached to all Units and Voting Certificates except Fairmont Hotels & Resorts Inc. (which with FHR Holdings Inc., formerly Canadian Pacific Hotels & Resorts Inc. and FHR Real Estate Corporation, formerly Canadian Pacific Hotels Real Estate Corporation, are collectively referred to herein as "FHR") which holds 21,939,143 Units of the Trust, representing approximately 24.5% of the outstanding Units, and 14,700,000 Voting Certificates, representing 100% of the outstanding Voting Certificates, which together account for approximately 35.2% of the total votes entitled to be voted at the Meeting.

PROPOSED AMENDMENTS TO DECLARATION OF TRUST

Based upon the changing business environment and the business activities of the Trust, the Trustees are of the opinion that certain amendments to the Declaration of Trust are advisable. Some of these proposed amendments anticipate changes to Canadian generally accepted accounting principles ("GAAP") established by the Canadian Institute of Chartered Accountants ("CICA"), some are designed to increase the operational efficiencies of the Trust, while others arise as a result of the expansion of the Trust's operations into the United States.

Set forth below are the various amendments that the Trustees are proposing to the Declaration of Trust.

Requirement for Approval

Under the terms of the Declaration of Trust and of the Voting Certificates, the Trust is required to obtain the approval of Unitholders and the holders of Voting Certificates for the amendments to the Declaration of Trust described in this Management Proxy Circular by resolutions passed by the holders of the Units and the holders of Voting Certificates represented at the Meeting. Different levels of approval are required depending on the nature of the amendment. Set forth below are the levels of affirmative vote of the votes cast by Unitholders and the holders of Voting Certificates that are required on each of the resolutions relating to the proposed amendments. **Unless specified in the form of proxy that the Units represented shall be voted against a particular resolution, the persons designated in the enclosed form of proxy intend to vote "FOR" each of the resolutions.**

Recommendation of Trustees

The Trustees have determined that the amendments proposed to the Declaration of Trust are in the best interests of the Trust, the Unitholders and the holders of Voting Certificates. The Trustees recommend that Unitholders and the holders of Voting Certificates vote in favour of each of the resolutions relating to each of the amendments, the full text of which are, as indicated further below, set out in the Schedules to this Management Proxy Circular.

The Amendments

1. Amend definition of "Indebtedness" to require that convertible debentures be classified as debt; increase the debt limit in Section 9.04(f) of the Declaration of Trust ("s. 9.04(f)") from 50% of the Asset Base (as defined in the Declaration of Trust) to 60% of the Asset Base; and amend the definitions of "Indebtedness" and "Asset Base" to incorporate the concept of "set-off" that is currently permitted under GAAP:

Under GAAP, the Trust is permitted to include all of the principal amount of its outstanding convertible debentures (the "Convertible Debentures") in the equity portion of the Trust's balance sheet due to the Trust's right to settle the principal and interest of the Convertible Debentures by issuing units. Therefore, under the current GAAP regime, the Convertible Debentures are not "Indebtedness" for the purpose of the restriction in s. 9.04(f).

Effective January 1, 2005, amendments to GAAP will require the Trust to reclassify the Convertible Debentures as a liability on the balance sheet of the Trust. As a result of the inclusion of the Convertible Debentures in the definition of Indebtedness, the Trust's total amount of Indebtedness would approach 50% of the Asset Base, the maximum currently permitted by the Declaration of Trust.

While the Trust does not currently intend to increase its debt levels, given the upcoming amendments to GAAP, the Trustees are of the opinion that s. 9.04(f) unduly restricts the Trust's ability to effectively respond to potential changes in its operating environment and that it is prudent to maintain some additional debt capacity.

As regards set-off, under GAAP, a financial asset and financial liability may be set off and the net amount reported in the balance sheet when an entity (a) has a legally enforceable right of set-off of the recognized amounts, and (b) intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In order to efficiently structure recent acquisitions in the United States, the Trust entered into reciprocal loan agreements for US$86.6 million with FHR. In the event that either party does not make its required interest or principal payments, the other party is not required to make its payments either. These loans, as fully described in Note 14 to the audited consolidated financial statements of the Trust for the year ended December 31, 2003, meet all the GAAP requirements for a right of set-off and, as such, are presented on a net basis in the financial statements. Therefore, these reciprocal loans currently have no effect on the Trust's debt level.

Anticipated changes to GAAP may require that assets and liabilities, which currently qualify for a right of set-off, be presented separately in the financial statements. Based on the current definition of Indebtedness, this change in presentation would include the reciprocal loans in the debt limit prescribed by s. 9.04(f) and would use up a significant portion of the Trust's debt capacity.

The Trustees are of the opinion that the Trust should continue to permit the set-off of the debt with the related asset as has been permitted since incurrence of the debt for purposes of the debt limit prescribed by s. 9.04(f).

The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of the resolution. The full text of this resolution is set out in Schedule "B" to this Management Proxy Circular and requires the affirmative vote of $66^{2/3}$% of the votes cast by Unitholders and holders of Voting Certificates who vote in person or by proxy on the resolution.

2. Amend the definition of "Permitted Investments" and Section 9.03(e) of the Declaration of Trust to include U.S. investment grade securities:

The proposed amendment would substitute, in the case of the definition of "Permitted Investments", the reference to "Canadian chartered bank listed in Schedule I to the Bank Act (Canada) the short-term debt or deposits of which have been rated at least A or the equivalent thereof by CBRS Inc. or Dominion Bond Rating Service Limited", and, in the case of Section 9.03(e), the reference to "Canadian chartered bank listed in Schedule I to the Bank Act (Canada)" with, in each case, "financial institutions the short-term debt or deposits of which have been rated at least as investment grade by an approved credit rating organization (as defined in National Instrument 81-102 of the Canadian Securities Administrators (or any successor policy, rule or national instrument), as it may be amended from time to time) or are guaranteed by a financial institution that is rated at least as investment grade" and to permit the investment in obligations issued or guaranteed by the government of the United States.

The definition of "Permitted Investments" prescribes the investments that the Trust is permitted to make, and Section 9.03(e) of the Declaration of Trust prescribes the entities whose Securities (as defined in the Declaration of Trust) the Trust can hold. In both these cases, the reference to Canadian chartered bank listed in Schedule I to the *Bank Act* (Canada) limits the Trust to investments in the primary Canadian chartered banks. With the expansion of the Trust's operations into the United States, the foregoing provisions are unduly restrictive. The Trustees are of the opinion that the Trust's investment restrictions should be broadened to permit investments in other financial institutions so long as the Trust does not lessen its credit criteria. The Trust, therefore, should be permitted to make as Permitted Investments investments in financial institutions in the United States, as long as the investment grade rating test is satisfied, as well as obligations of the United States government.

The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of the resolution. The full text of this resolution is set out in Schedule "C" to this Management Proxy Circular and requires the affirmative vote of $66^{2/3}$% of the votes cast by Unitholders and holders of Voting Certificates who vote in person or by proxy on the resolution.

3. Amend Section 9.03 of the Declaration of Trust to permit the corporate Subsidiaries (as defined in the Declaration of Trust) of the Trust to invest in partnerships in accordance with the provisions of the Declaration of Trust:

Section 9.03 of the Declaration of Trust, which sets forth the Investment Restrictions applicable to the Trust, does not specifically prescribe the investment activities for the Subsidiaries. It does, however (in Section 9.03(d)), permit the Trust to invest in joint venture arrangements (but not a partnership) if certain prescribed conditions are satisfied. The restrictions imposed on the Trust pursuant to Section 9.03(d) of the Declaration of Trust are designed, in part, to ensure that the Trust does not jeopardize its status as a "mutual fund trust" for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"); the Trustees are of the opinion, based on legal advice received, that the prohibition on investing in partnerships (through a corporate subsidiary) is no longer necessary to maintain the Trust's tax status. This change would allow the Trust as a whole to structure its operations in the most advantageous manner while still restricting the Trust from activities that could affect its status as a mutual fund trust under the Tax Act.

The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of the resolution. The full text of this resolution is set out in Schedule "D" to this Management Proxy Circular and requires the affirmative vote of $66^{2/3}$% of the votes cast by Unitholders and holders of Voting Certificates who vote in person or by proxy on the resolution.

4. Amend Section 9.04(a) of the Declaration of Trust to permit the use of derivatives for hedging, requiring the Trustees to develop a financial risk management policy, and to increase the limit on floating rate debt in Section 9.04(l) of the Declaration of Trust from 15% of the Asset Base to 25% of the Asset Base:

Section 9.04(a) of the Declaration of Trust provides that "the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the

term "hedging" shall have the meaning ascribed thereto by National Policy No. 39 adopted by the Canadian Securities Administrators, as amended from time to time".

Identification and management of risks is an evolving process. The Trust has adopted risk management programs, including implementing derivative strategies, for risks that were not previously considered significant risks, such as energy prices. In order to make continuing refinements to the risk management process, the Trustees are of the opinion that any use of derivative investments, whether such use takes place directly in the Trust or in a Subsidiary, should not be prescribed by the Declaration of Trust but rather be in accordance with a hedging policy that will be specifically considered and approved by the Audit Committee of the Trust.

Section 9.04(l) of the Declaration of Trust limits the ability of the Trust to incur Indebtedness that is at floating interest rates or has a maturity of less than one year to a maximum of 15% of the Asset Base. The Trustees are of the opinion that this limit should be increased to 25% of the Asset Base in order to allow the Trust to have greater flexibility in managing exposure to changing interest rates and accessing debt capital markets. This increased flexibility, subject to the proposed Audit Committee approved hedging policy, will provide the Trust with the tools to mitigate risk appropriately in a changing business environment.

The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of the resolution. The full text of this resolution is set out in Schedule "E" to this Management Proxy Circular and requires the affirmative vote of a majority of the votes cast by Unitholders and holders of Voting Certificates who vote in person or by proxy on the resolution.

5. Amend Section 9.04(g) of the Declaration of Trust to permit the giving of guarantees by the Trust of any obligations of wholly-owned Subsidiaries:

Section 9.04(g) of the Declaration of Trust provides that "the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under a Mortgage by a corporation or other entity wholly owned by the Trust or owned jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such Mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions in Section 9.03 and this Section 9.04 ...".

Based on this provision, the Trust is prohibited from guaranteeing any indebtedness, including of Subsidiaries, other than indebtedness assumed or incurred under a Mortgage (as defined in the Declaration of Trust). This restriction can present operational difficulties for the Trust, for example, where suppliers and lenders may be unwilling to take the credit risk of a subsidiary of the Trust without the credit support of the Trust in the form of a guarantee. The Trust, like certain other business trusts, in order to maintain its status as a mutual fund trust under the Tax Act, carries on operational activities through its subsidiaries. The Trustees are of the opinion that the Trust should no longer be subject to such a broad restriction and should be permitted to guarantee any indebtedness or liabilities of any kind of its wholly-owned Subsidiaries.

The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of the resolution. The full text of this resolution is set out in Schedule "F" to this Management Proxy Circular and requires the affirmative vote of a majority of the votes cast by Unitholders and holders of Voting Certificates who vote in person or by proxy on the resolution.

6. Changes to provisions to clarify Trustees' ability to delegate responsibilities:

Section 6.02(q) of the Declaration of Trust permits the Trustees to delegate their powers and duties, although it is subject to some uncertainty arising from historical trust principles which were established in the context of private family trusts. Given the business environment in which the Trust operates, the purpose of the amendment is to clarify the position that the Trustees are permitted to delegate details and day-to-day decisions to the same extent as the directors of a corporation may delegate powers to officers under the *Canada Business Corporations Act*. This would confirm that the Trustees can delegate in a manner that is appropriate and consistent

with sound business principles. A related change would be made to Section 5.12 of the Declaration of Trust to make it clear that documents could be ratified by the Trustees but that not all documents are required to be ratified.

The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of the resolution. The full text of this resolution is set out in Schedule "G" to this Management Proxy Circular and requires the affirmative vote of a majority of the votes cast by Unitholders and holders of Voting Certificates who vote in person or by proxy on the resolution.

ELECTION OF TRUSTEES

The Trust currently has seven Trustees. Pursuant to the Declaration of Trust, FHR and its affiliates are entitled to appoint three Trustees (the "Non-Independent Trustees"). The ability of FHR and its affiliates to appoint Trustees varies with the level of FHR's ownership interest in the Trust (see "Voting of Securities and Principal Holders Thereof"). Currently, FHR's appointees are William R. Fatt and Neil J. Labatte. The terms of office of Messrs. Fatt and Labatte expire at the close of the Meeting. FHR has advised the Trust that it intends to appoint only two Non-Independent Trustees at this time, Messrs. Fatt and Labatte. The remaining Trustees (the "Independent Trustees") are to be elected at each Annual Meeting of Unitholders. Each Trustee will serve as a Trustee of the Trust until the next Annual Meeting of Unitholders or until his or her successor is elected or appointed, subject to the provisions of the Declaration of Trust. FHR is not permitted to vote in the election of Independent Trustees so long as it is entitled to appoint Non-Independent Trustees.

Independent Trustees are nominated by the Nominating Committee and only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. If any of the nominees is not available to act as a Trustee, a substitute may be nominated. The persons proposed by the Nominating Committee for election as Independent Trustees are listed in the table which follows. These nominees, in the opinion of the Nominating Committee, are well-qualified to direct the Trust's activities for the ensuing year. Each nominee listed below has demonstrated his eligibility and willingness to serve as a Trustee. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute.

The following table provides the name and background information for each nominee, including present principal occupations, principal occupations during the past five years and positions held with the Trust.

Name and jurisdiction of residence; date elected Trustee; Ownership of Units	**Principal Occupation and Employment**
Bryce W. Douglas[(1),(3)] Toronto, Ontario, Canada Trustee since October 23, 1997 Units beneficially owned or over which control or direction is exercised: 40,000[(5)]	**Bryce W. Douglas**, a corporate director, was Deputy Chairman of RBC Dominion Securities Inc. (investment dealer) in excess of five years until he retired in October 2002. He is currently a Governor of Lakefield College, a director of Patheon Inc. (Corporate Governance Committee, Audit Committee, and Compensation and Human Resources Committee), Chair of the Toronto General & Western Hospital Foundation, and a member of the Finance and Investment Committee of the University Health Network.
Richard A. Goldstein[(2),(3),(4)] Piermont, New York, USA Trustee since February 24, 1998 Units beneficially owned or over which control or direction is exercised: 30,000[(5)]	**Richard A. Goldstein**, is Chairman and Chief Executive Officer of International Flavors & Fragrances, Inc. (consumer products), a position he has held since June 2000. From 1989 to June 2000, Mr. Goldstein was President and Chief Executive Officer of Unilever United States, Inc. In addition, he is a director of The Interpublic Group of Companies, Fiduciary Trust Company International, and Continuum Health Partners. He is also a member of the Advisory Board of the J.L. Kellogg Graduate School of Management. Mr. Goldstein has served as Chairman of the Board of the Trust since February 1998.

Brian F. MacNeill[(1),(3)]
Calgary, Alberta, Canada
Trustee since August 15, 2001
Units beneficially owned or over which control or direction is exercised: 6,750[(5)]

Brian F. MacNeill, a corporate director, has been Chairman of Petro-Canada Inc. since May 2000. From April 1990 to January 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. He is also a director of Dofasco Inc. (Audit Committee, Human Resources Committee, Nominating and Corporate Governance Committee, and Environment, Health and Safety Committee), Sears Canada Inc. (Audit Committee and Human Resources and Compensation Committee), TELUS Corporation (Audit Committee), The Toronto-Dominion Bank (Compensation and Governance Committee), Western Oil Sands Inc. (Audit Committee and Corporate Governance Committee), West Fraser Timber Co. Ltd. (Compensation and Governance Committee), and Veritas DGC Inc. (Compensation and Governance Committee).

John J. O'Connor[(2),(4)]
Montreal, Quebec, Canada
Trustee since October 23, 1997
Units beneficially owned or over which control or direction is exercised: 31,000[(5)]

John J. O'Connor has been a senior partner of Ogilvy Renault (law firm) in excess of five years from the date hereof.

C. Wesley M. Scott
Toronto, Ontario, Canada
Trustee since July 1, 2003
Units beneficially owned or over which control or direction is exercised: 10,000

C. Wesley M. Scott, a corporate director, was Chief Corporate Officer at BCE Inc. until March 2001. From 1999-2000, he was Vice-Chairman of Bell Canada, and from 1997-1999 he was Chief Financial Officer of Nortel Networks Corporation. His other board affiliations include BCE Emergis Inc. (Human Resources and Corporate Governance Committee), CGI Group Inc., Sears Canada Inc. (Investment Committee and Nominating and Corporate Governance Committee), Sears Canada Bank (Audit Committee), Solectron Corporation (Audit Committee and Nominating and Governance Committee), Adventis Corp., and Hospital for Sick Children Foundation (Treasurer).

The following are the Non-Independent Trustees to be appointed by the FHR at the close of the Meeting:

William R. Fatt[(2),(3),(4)]
Toronto, Ontario, Canada
Trustee since September 11, 1997
Units beneficially owned or over which control or direction is exercised: 256,496[(5)]

William R. Fatt, has been Chief Executive Officer of FHR (hotel management and investment company), since October 1, 2001. Up to October 1, 2001, William R. Fatt was also Executive Vice President of Canadian Pacific Limited ("CPL"). In January 1998, he was appointed Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. (now FHR Holdings Inc.). From 1990 to his appointment to Canadian Pacific Hotels & Resorts Inc., Mr. Fatt had been Chief Financial Officer of CPL. His other board affiliations include Enbridge Inc. (Audit Committee, Human Resources and Compensation Committee), EnCana Corporation (Audit, Finance and Risk Committee), The Jim Pattison Group Inc., Sun Life Financial Services of Canada Inc. (Management Resources Committee and Risk Review Committee), and Toronto General & Western Hospital Foundation. He has served as Vice Chairman of the Trust since June 1999.

Neil J. Labatte[3]
Toronto, Ontario, Canada
Trustee since April 24, 2003
Units beneficially owned or over which control or direction is exercised: 124,200[5]

Neil J. Labatte has been President of the Trust since June 1999 and Chief Executive Officer since March 2003. He joined FHR Holdings in 1997 as Vice President Acquisitions, and in October 2001, he was appointed Senior Vice President, Real Estate of FHR. He is also a board member of the Canadian Institute of Public and Private Real Estate Companies.

Notes:

(1) Member of Audit Committee.
(2) Member of Compensation, Compliance and Governance Committee.
(3) Member of Investment Committee.
(4) Member of Nominating Committee.
(5) Includes vested Trust unit options which are immediately exercisable.

Summary of Board and Committee Meetings held during 2003

Board or Committee	Number of Meetings
Board[1]	6
Audit Committee	5
Compensation Compliance and Governance Committee	2
Nominating Committee	1
Investment Committee	0
Total number of meetings held	14

Notes:

(1) In addition to the six regularly scheduled Board meetings, the Board also held a strategy session.

Summary of Attendance of Trustees

Trustee	Board Meetings Attended	Committee Meetings Attended
Chris J. Cahill[1]	6 of 6	3
Bryce W. Douglas	6 of 6	5 of 5
William R. Fatt[2]	6 of 6	7
Richard A. Goldstein	5 of 6	3 of 3
Neil J. Labatte[3]	6 of 6	4
Brian F. MacNeill	5 of 6	4 of 5
John J. O'Connor	6 of 6	8 of 8
M. Jerry Patava[4]	6 of 6	5
C. Wesley M. Scott[5]	3 of 3	N/A

Notes:

(1) Mr. Cahill was a Trustee until April 2003 and was invited to attend certain Board and committee meetings beyond this date in his capacity as President and Chief Operating Officer of FHR.
(2) Mr. Fatt attended all three meetings of the committees he serves on as well as additional committee meetings he was invited to attend as Vice Chairman of the Board.
(3) As President and Chief Executive Officer, Mr. Labatte is invited to attend certain committee meetings.
(4) Mr. Patava was a Trustee until April 2003, and was invited to attend certain Board and committee meetings beyond this date in his capacity as Executive Vice President and Chief Financial Officer of the Trust.
(5) Mr. Scott joined the Board in July 2003.

MANAGEMENT OF THE TRUST

The Trust entered into an Advisory Agreement as of November 10, 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), an affiliate of FHR. Pursuant to the Advisory Agreement, as amended, CPHMC provides or arranges for the provision of administrative, financial accounting and investor relations services to the Trust and provides advice on the real property investments and financial policies of the Trust, subject to the control and direction of the Trustees. CPHMC also presents investment opportunities to the Trustees, pursuant to a Strategic Alliance Agreement, dated as of November 10, 1997, as amended, between the Trust, Legacy Hotels Corporation, FHR Real Estate Corporation ("Fairmont Real Estate") and CPHMC. In addition, CPHMC provides advice and assistance on due diligence and the completion of transactions. CPHMC charged a total of $8,238,329 for services provided under the Advisory Agreement and the Strategic Alliance Agreement for the year ended December 31, 2003. As a result of a corporate reorganization effective June 14, 1999, Fairmont Real Estate transferred and assigned its interest in the Advisory Agreement to an affiliate, Fairmont Hotels Inc. ("Fairmont").

The Trust has also entered into hotel management agreements with CPHMC, Fairmont and Delta Hotels Limited ("Delta") pursuant to which the 24 hotels owned by the Trust are managed. Twelve of these hotels are managed under the name and as part of the Fairmont collection of full service luxury hotels; 10 across Canada and 2 in the U.S. One hotel is managed by CPHMC, with management services provided by Fairmont, under the Sheraton brand. Eleven hotels are managed under the Delta brand. For the year ended December 31, 2003, CPHMC, Fairmont and Delta were paid aggregate management fees in the amount of $20,661,471 pursuant to these hotel management agreements.

During 2003, the Trustees approved changes which will internalize certain management functions. Neil J. Labatte has been appointed Chief Executive Officer of the Trust, effective as of March 7, 2003. His principal occupation is President and Chief Executive Officer of the Trust, and he continues to hold the office of Senior Vice President, Real Estate of FHR. FHR has agreed to adjust the fees the Trust pays pursuant to the Advisory Agreement to offset fees paid directly as compensation for Mr. Labatte. Robert M. Putman has been appointed Vice President and Chief Financial Officer of the Trust, effective as of January 15, 2004.

The address of each of CPHMC, FHR, Fairmont Real Estate and Fairmont is Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7. Delta's address is Canadian Pacific Tower, 100 Wellington Street West, Suite 1200, TD Centre, P.O. Box 227, Toronto, Ontario, M5K 1J3.

REMUNERATION OF MANAGEMENT AND OTHERS

Compensation of Named Executive Officer

The following table sets forth all compensation paid in respect of Neil J. Labatte (the "Named Executive Officer") who was, at December 31, 2003 the President and Chief Executive Officer of the Trust. Except for Mr. Labatte, the Trust did not compensate any other executive officer in 2003. See "Management of the Trust".

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-term Compensation Awards	All Other Compensation $
		Salary $	Bonus $	Other $(1)	Securities Under Options Granted #	
Neil J. Labatte *Chief Executive Officer*	2003	-	-	175,000	-	-

Notes:

(1) Pursuant to an agreement between the Trust and FHR, the amount referred to above reflecting the proportion of time spent by the Named Executive Officer in connection with matters relating to the Trust since March 7, 2003, will be borne directly by the Trust and deducted from the fees paid by the Trust pursuant to the Advisory Agreement. The Named Executive Officer also holds the office of Senior Vice President, Real Estate of FHR. See "Management of the Trust".

Remuneration of Officers and Trustees

Other than the Named Executive Officer, Non-Independent Trustees are not entitled to receive any salary or other cash compensation from the Trust for serving as a Trustee, officer or employee of the Trust. Mr. Fatt does not receive any cash compensation in his capacity as Trustee and Vice Chairman of the Trust.

In 2003, each of the Independent Trustees received remuneration of $20,000 per year, plus $1,000 per meeting attended. The Chairman of the Board of Trustees receives an additional $10,000 per year. The total compensation paid by the Trust to individuals acting as Trustees for the fiscal year ended December 31, 2003 was $146,000.

OPTIONS GRANTED

The Unit Option Plan of the Trust is intended to develop and align the interests of the officers and Trustees of the Trust and the officers and directors of its affiliates in the growth and development of the Trust and to provide a compensation mechanism for persons who provide a service to the Trust on an ongoing basis. Options granted to Independent Trustees and directors of subsidiaries of the Trust are exercisable as to one-half on the second anniversary of the date of grant and as to the remaining one-half on the third anniversary of the date of grant. Options granted prior to December 17, 1998 to officers of FHR became exercisable as to one-third at the same rate as those of the Independent Trustees, as to one-third when Canadian Pacific Hotels & Resorts Inc.'s 1998 Business Plan was achieved and as to the remaining one-third upon the achievement of its three-year Strategic Plan. The options granted on each of December 17, 1998, December 17, 1999 and December 14, 2000 are exercisable as to one-half on the second anniversary of the date of grant and as to the remaining one-half on the third anniversary of the date of grant. The options are exercisable at not less than the market price of the Units at the date of grant. Options expire after ten years.

As disclosed in the prospectus for the initial public offering of Units, 50% of the total number of Units reserved for issuance under the Unit Option Plan were allocated for a grant to FHR. On December 17, 1999, the Trust issued a grant of options for 2,962,224 Units, being 50% of the Units available under the Unit Option Plan to FHR. These options expire on November 10, 2007, are immediately vested and are exercisable at the price of $9.80 per Unit, being the market price of the Units on November 10, 1997.

During the year ended December 31, 2003, 7,500 Unit options were granted.

REPORT ON EXECUTIVE COMPENSATION

Mr. Labatte was appointed Chief Executive Officer of the Trust on March 7, 2003. Since his appointment as the Chief Executive Officer of the Trust, Mr. Labatte has devoted an increasing amount of time to the affairs of the Trust and is currently spending a majority of his time on Trust matters. Mr. Labatte's compensation is prorated based on the amount of time he devotes to the business of the Trust. The amount indicated in the summary compensation table for the Named Executive Officer is the amount of his salary allocated to the Trust. Mr. Labatte is also an officer of FHR and is compensated separately for that role. This approach ensures that the Named Executive Officer is appropriately compensated for his role at the Trust.

The Trust believes in tying compensation to an individual's performance and to that of the Trust as a whole. For the financial year ended December 31, 2003, the compensation for the Named Executive Officer consisted only of amounts paid as salary. No bonus was paid for 2003. Going forward, it is expected that the

compensation for the Named Executive Officer will consist of a base salary, a bonus and long-term incentive grants of restricted units and performance units. Bonuses are expected to be determined annually by the Compensation, Compliance and Governance Committee and are expected to be based on performance against pre-set goals. This will provide alignment between the Unitholders' interests and that of the Named Executive Officer.

Presented by the Compensation, Compliance and Governance Committee:
William R. Fatt
Richard A. Goldstein
John J. O'Connor

Performance Graph


Comparison of Cumulative Total Return for Period
(December 31, 1998 to December 31, 2003)
$300
$250
$200
$150
$100
$50
$0
Investment Value
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
the Trust
S&P/TSX REIT Index
S&P/TSX 300 Index

Note: Based on $100 invested on December 31, 1998.
Assumes distributions are re-invested in Units on the day of distribution.

TRUSTEES', DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Trust carries on its own behalf, and on behalf of its subsidiaries, a directors', Trustees' and officers' liability insurance policy. This policy has an aggregate coverage limit of $25,000,000 in each policy year, subject to a deductible of $500,000 in cases where a director, Trustee or officer is reimbursed by the Trust or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by the Trust in 2003 in respect of its Trustees/directors as a group and its officers as a group was $95,029 and $84,471, respectively. The aggregate amount of the premium paid by the Trustees/directors and officers of the Trust in respect of the year 2003 was approximately $225 and $325, respectively.

APPOINTMENT OF AUDITORS

The Trustees recommend that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as the Trust's auditors to hold office until the close of the next annual meeting of Unitholders and that the Trustees be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Trust since its inception on November 10, 1997. **The appointment of auditors shall be decided by a simple majority of votes cast by Unitholders and Voting Certificate holders at the Meeting. As noted above, the persons named in the enclosed form of proxy shall vote the Units and Voting Certificates represented by the proxy in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Trust to hold office until the close of the next Annual Meeting of Unitholders and authorizing the Trustees to fix their remuneration.**

The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Trust's financial statements and other services for the fiscal year ended December 31, 2003 were as follows:

Audit fees	$275,300
Non-audit fees	$161,900
Other fees	$ 85,748
Total fees	$522,948

Audit fees include the audit of the Trust's annual financial statements and a review of the first three quarterly financial statements in 2003. Non-audit fees include tax and transaction services. All other fees include accounting, translation and special reports.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

CORPORATE GOVERNANCE

The Trust's board of Trustees and members of its management consider good corporate governance to be central to the effective and efficient operation of the Trust. The Trust's "Statement of Corporate Governance Practices" is attached as Schedule "A" to this Management Proxy Circular. It has been approved by the Compensation, Compliance and Governance Committee of the board and by the board as a whole.

OTHER MATTERS

Unitholders or holders of Voting Certificates must submit any proposals for consideration at the next annual meeting by December 15, 2004.

APPROVAL OF TRUSTEES

The contents and distribution of this Management Proxy Circular to each Unitholder and Voting Certificate holder entitled to receive notice of the Annual Meeting and to the Auditors of the Trust have been approved by the Trustees of the Trust.

March 16, 2004

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

SARI L. DIAMOND
Secretary

ADDITIONAL INFORMATION

The Trust will provide to any person (without charge to Unitholders or Voting Certificate holders) upon request to the Secretary, Legacy Hotels Real Estate Investment Trust, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, a copy of:

- the latest Annual Information Form of the Trust filed with the securities commissions or similar authorities in Canada;
- this Management Proxy Circular;
- the financial statements for the year ended December 31, 2003 (together with the management's discussion and analysis of such financial results); and
- any interim report to Unitholders containing unaudited consolidated financial statements of the Trust issued after December 31, 2003 (together with the management's discussion and analysis of such financial results).

Financial information for the Trust's most recently completed financial year, being December 31, 2003, is provided in the Trust's financial statements for the year ended December 31, 2003, and the management's discussion and analysis of such financial results.

Additional information relating to the Trust is contained at http://www.sedar.com, the Internet site maintained by the Canadian Securities Regulators.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Reporting issuers listed on the Toronto Stock Exchange ("TSX") are required to describe their practices of corporate governance with reference to the non-compulsory guidelines adopted by the TSX. A description of the Trust's governance practices follow:

Guideline 1 — the board should explicitly assume responsibility for stewardship of the corporation

The board supervises the management of the Trust's businesses with a view to enhancing Unitholder value. It delegates to management the authority and responsibility for day-to-day affairs.

Guideline 1(a) — the board should specifically assume responsibility for the adoption of a strategic planning process

The board reviews and discusses an annual business plan and strategies developed by management. At least one board meeting a year is specifically set aside for a review of the strategic plan during which the board reviews and discusses strategies developed by management. The Trust's general strategies and their implementation are discussed regularly at meetings of the board.

Guideline 1(b) — the board should specifically assume responsibility for the identification of principal business risks, and ensuring the implementation of appropriate risk management systems

The board, through the Audit Committee, monitors systems that have been put in place to address risks identified by the Trust and periodically reviews reports by management, the external auditors and internal auditors in respect of those risks.

Guideline 1(c) — the board should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management

The Compensation, Compliance and Governance Committee reviews, reports and, where appropriate, provides recommendations to the board in respect of officers, existing management resources and succession plans for officers.

Guideline 1(d) — the board should specifically assume responsibility for a communications policy

It is a policy of the Trust to comply with all applicable requirements concerning public disclosure.

The board has adopted a disclosure policy and has appointed a disclosure committee comprised of management of the Trust to monitor public disclosure and ensure compliance with all applicable requirements.

Material disclosure documents such as the annual report, management's discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the board or one of its Committees, in each case before they are distributed.

The Trust's investor relations personnel are required to make ongoing disclosure and to respond to inquiries from Unitholders and other stakeholders with the review, as appropriate, by the disclosure committee and the board. The Trust's investor relations personnel are available to Unitholders by telephone and fax and the Trust maintains an investor relations website at www.legacyhotels.ca.

Quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis by telephone. Presentations at investor conferences are promptly made available on the Internet or via telephone.

Guideline 1(e) — the board should specifically assume responsibility for the integrity of internal control and management information systems

The board, through the Audit Committee, oversees the integrity of the Trust's internal control and management information systems. See Guideline 13.

Guideline 2 — a majority of trustees should be "unrelated"

Currently, the Declaration of Trust provides that the board comprise of a minimum of five and a maximum of eight Trustees, a majority of whom must be Independent Trustees. The size of the board is currently fixed at seven Trustees. The proposed Independent Trustees are unrelated to FHR, Fairmont, Delta, Fairmont Real Estate or CPHMC.

Guideline 3 — disclose for each trustee whether he or she is unrelated, and how that conclusion was reached

Related:

- William R. Fatt is Chief Executive Officer of FHR; and
- Neil J. Labatte is President and Chief Executive Officer of the Trust.

Unrelated:

The remainder of the Trustees have not:

- worked for the Trust or its affiliates;
- had significant business or other relationship with the Trust or its affiliates; and
- received remuneration from the Trust in addition to Trustee's fees.

Proposed Trustees are:

Bryce W. Douglas, William R. Fatt, Richard A. Goldstein, Neil J. Labatte, Brian F. MacNeill, John J. O'Connor and C. Wesley M. Scott.

Guideline 4 — appoint a committee of outside trustees responsible for appointment of new nominees and ongoing assessment of trustees

The Declaration of Trust provides for the establishment of a Nominating Committee of the board of Trustees. The mandate of the Nominating Committee includes:

- reviewing size, composition and profile of the board;
- recommending candidates for election to the board;
- reviewing, on an annual basis, credentials of nominees for re-election; and
- recommending candidates for filling vacancies on the board.

A majority of the members of the Nominating Committee are non-management and unrelated. This differs from the TSX Guideline which requires members of a committee such as the Nominating Committee to be composed exclusively of outside, i.e. non-management trustees, a majority of whom are unrelated. This variance is as a result of the right afforded to FHR pursuant to the Declaration of Trust which entitles FHR and its affiliates to appoint Trustees to the board and to certain committees if its ownership interest is at certain levels (See "Election of Trustees").

Guideline 5 — implement a committee process for assessing the effectiveness of the board, its committees and the contribution of individual trustees

The Declaration of Trust provides for the establishment of a Compensation, Compliance and Governance Committee of the board of Trustees. The mandate of the Compensation, Compliance and Governance Committee includes:

- assessing the effectiveness of the board as a whole and making recommendations to improve the board's effectiveness;
- reviewing the performance of the board and, to the extent deemed necessary by the Committee, the performance of individual Trustees; and
- reviewing the composition of the various committees of the board and making recommendations to the board.

The board has adopted a charter prescribing governance policies and procedures that include regular evaluations of the performance of the board and the Trustees.

Guideline 6 — provide orientation and education programs for new recruits to the board

Presentations are made regularly to the board on different aspects of the Trust's business and operations and the industry.

Guideline 7 — examine size of board, with a view to improving effective decision-making and, if appropriate, undertake a program to reduce the number of trustees

The Declaration of Trust currently specifies that the board comprise of a minimum of five and a maximum of eight Trustees, a majority of whom must be Independent Trustees. The size of the board is currently fixed at seven Trustees. This floating size of the board allows for flexibility in determining the optimum size of the board, and for effective and efficient decision making.

Guideline 8 — review adequacy and form of compensation of trustees to ensure compensation reflects risks and responsibilities

The Compensation, Compliance and Governance Committee reviews and recommends to the board the remuneration of the Independent Trustees. In determining Trustees' remuneration, the Committee considers, among other factors, time commitment, compensation provided by comparable public entities, risks and responsibilities. Related Trustees do not receive fees payable to the Trustees.

Guideline 9 — committees should generally be composed of outside trustees, a majority of which are unrelated

The Declaration of Trust and the Terms of Reference of the Committees of the Board require that a majority of the members on each of the board committees be Independent Trustees except the Audit Committee which is entirely composed of Independent Trustees and unrelated members. See Guidelines 3 and 4.

— describe the responsibilities of the Committees of the Board

Audit Committee — responsibilities are described under Guideline 13.

Compensation, Compliance and Governance Committee — in addition to the responsibilities described under Guidelines 5, 8 and 10, the Declaration of Trust and the Terms of Reference for the Compensation, Compliance and Governance Committee provide that it shall recommend to the board the appointment of senior management of the Trust, and be responsible for their remuneration and succession, including the assessment of performance and compensation of the Chief Executive Officer.

Investment Committee — responsibilities are to review all proposals regarding investments, approve or reject proposed acquisitions and dispositions of investments by the Trust, authorize proposed transactions on behalf of the Trust and approve all borrowings and the assumption or granting of any mortgage or other security interest in real property.

Nominating Committee — responsibilities are described under Guideline 4.

The board does not have an executive committee.

Guideline 10 — appoint a committee responsible for developing an approach to corporate governance issues

The mandate of the Compensation, Compliance and Governance Committee includes responsibility for the board's approach to corporate governance issues.

Guideline 11 — define limits to management's responsibilities by developing position descriptions for:

(i) the board

The Declaration of Trust provides that the board has full, absolute and exclusive power, control and authority over the Trust's assets and over the affairs of the Trust and may do anything that in their sole judgment and discretion they consider necessary, incidental to or desirable for the purposes of the Trust or for conducting the affairs of the Trust. The Board of Trustees has adopted policies on board governance matters including position descriptions for Trustees and a board of Trustees' charter.

(ii) the Chief Executive Officer ("CEO")

The CEO's objectives are discussed with the board from time to time. These objectives include the general mandate to manage the Trust and its businesses, and to maximize Unitholder value. In addition, the board has authorized the CEO to approve the commitment of funds for any budgeted or otherwise approved transaction and has authorized the CEO to delegate authority to other officers to commit the Trust within limits set out in the approved budget.

— the board should approve or develop corporate objectives which the CEO is responsible for meeting

The board determines the objectives of the CEO and reviews the corporate targets for which the CEO has responsibility.

Guideline 12 — establish procedures to enable the board to function independently of management

The board meets on a regular basis with the CEO and without other management present, and it meets from time to time without the CEO. The chair of the board is not a member of management of the Trust.

The board acts in a supervisory role and expects management to:

- present a comprehensive annual budget and report on the Trust's financial performance against the annual budget;
- report regularly on the Trust's business and affairs, and on any matters of material consequence for the Trust and its Unitholders; and
- maintain an ongoing review of the Trust's strategies and their implementation in light of evolving conditions.

The Declaration of Trust contains certain provisions requiring the approval of Independent Trustees of related party transactions and certain fundamental matters.

Guideline 13 — establish an audit committee composed only of outside trustees with specifically defined roles and responsibilities

The Declaration of Trust and the Audit Committee Terms of Reference require that the Trustees appoint an audit committee to consist of not less than three Trustees, all of whom being Independent Trustees and at least one of which shall have accounting or related financial management experience. The Declaration of Trust and the Audit Committee Terms of Reference prescribe the mandate of the Audit Committee which includes:

- reviewing the Trust's financial reporting in connection with the annual audit and the preparation of financial statements and management's discussion and analysis thereof;
- reviewing the Trust's financial policies and procedures;
- reviewing audit plans of the internal and external auditors;
- meeting with the internal and external auditors independently of management;
- reviewing policies and procedures for managing principal risks; and
- reviewing internal control procedures.

Guideline 14 — implement a system to enable individual trustees to engage outside advisors at the Trust's expense

The Declaration of Trust and board written policies provide the power and authority to the Trustees to, subject to the approval of the Compensation, Compliance and Governance Committee, engage outside advisors at the expense of the Trust.

SCHEDULE "B"

TEXT OF SPECIAL RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED as a special resolution of the Unitholders and holders of Voting Certificates of the Trust that the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, be amended as follows:

1. Section 1.01 be amended by deleting the existing definition of "Indebtedness" and replacing it with the following:

> ""**Indebtedness**" of any Person means (without duplication) (i) any obligation of such Person for borrowed money, (ii) any obligation of such Person issued or assumed in connection with the acquisition of property in respect of the deferred purchase price of property, (iii) any Capital Lease Obligation of such Person, and (iv) any obligation of the type referred to in clauses (i) through (iii) of this definition of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that (A) for the purpose of clauses (i) through (iii) of this definition, obligations of a Person as contemplated in such clauses will be determined on a consolidated basis to the extent (but only to the extent) that such obligations would appear as a liability on the consolidated balance sheet of such Person in accordance with Generally Accepted Accounting Principles, (B) obligations of such Person under convertible debentures issued by such Person shall constitute Indebtedness to the extent that such obligations do not appear as liabilities on the balance sheet of such Person in accordance with Generally Accepted Accounting Principles. Obligations referred to in clauses (i) and (ii) of this definition exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested by such Person in good faith, and (C) the obligations of such Person shall not constitute Indebtedness to the extent such obligations would be subject to the set-off principles prescribed by Generally Accepted Accounting Principles in force on December 31, 2003;";

2. The definition of "Asset Base" in Section 1.01 be amended by adding, to the end of such definition, the words "; provided that, for purposes of this definition, the assets of the Trust and its Subsidiaries shall not include any amounts that would be subject to the set-off principles prescribed by Generally Accepted Accounting Principles in force on December 31, 2003";

3. Section 9.04(f) be amended by deleting "50%" and replacing it with "60%"; and

4. The Trustees be authorized to take such further action as they may consider necessary or desirable to carry out and effectuate the foregoing resolution including, without limitation, making consequential amendments to the Declaration of Trust.

SCHEDULE "C"

TEXT OF SPECIAL RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED as a special resolution of the Unitholders and holders of Voting Certificates of the Trust that the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, be amended as follows:

1. Section 1.01 be amended by adding the following definition:

    ""**NI 81-102**" means National Instrument 81-102 of the Canadian Securities Administrators (or any successor policy, rule or national instrument), as it may be amended from time to time;";

2. Section 1.01 be amended by deleting the definition of "Permitted Investments" and replacing it with the following:

    "Permitted Investments" means (i) obligations issued or guaranteed by the government of Canada, any province of Canada, the government of the United States of America or any agency or instrumentality of any of the foregoing, (ii) bank deposits, term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances, commercial paper and other money market instruments of or guaranteed by any financial institution the short-term debt or deposits of which have been rated at least as investment grade by an approved credit rating organization (as defined in NI 81-102), in each case, maturing within 365 days after the date of acquisition by the Trust";

3. Section 9.03(e) be amended by deleting the current provision and replacing it with the following:

    "the Trust may not hold Securities other than Permitted Investments and Securities of any other entity formed to operate one or more hotel properties or of a joint venture entity or of an entity wholly owned by the Trust"; and

4. The Trustees be authorized to take such further action as they may consider necessary or desirable to carry out and effectuate the foregoing resolution including, without limitation, making consequential amendments to the Declaration of Trust.

SCHEDULE "D"

TEXT OF SPECIAL RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED as a special resolution of the Unitholders and holders of Voting Certificates of the Trust that the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, be amended as follows:

1. Section 9.03(d) be amended by deleting the words "the Trust may invest in a joint venture arrangement (but not a partnership) only if" and replacing them with the following:

   "the Trust may invest in a joint venture arrangement, including a partnership provided any partnership interest is held by a corporation that is a Subsidiary of the Trust, only if";

2. Section 9.03(g) be amended by inserting the words ", other than through a corporate Subsidiary," between "acquire" and "interests"; and

3. The Trustees be authorized to take such further action as they may consider necessary or desirable to carry out and effectuate the foregoing resolution including, without limitation, making consequential amendments to the Declaration of Trust.

SCHEDULE "E"

TEXT OF RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED that the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, be amended as follows:

1. Section 1.01 be amended by adding the following definition:

   ""**Hedging Policy**" means the policy to be approved by the Audit Committee relating to the use of derivative and hedging transactions (as defined in NI 81-102) by or relating to the Trust or a Subsidiary of the Trust;";

2. Section 9.04(a) be amended by deleting the current provision and replacing it with the following:

   "except as permitted by the Hedging Policy, the Trust shall not engage in any derivative or hedging transaction (as defined in NI 81-102)";

3. Section 9.04(l) be amended by deleting "15%" and replacing it with "25%"; and adding at the end thereof "and after giving effect to any hedging transactions undertaken pursuant to the Hedging Policy to either fix, float or cap interest rates"; and

4. The Trustees be authorized to take such further action as they may consider necessary or desirable to carry out and effectuate the foregoing resolution including, without limitation, making consequential amendments to the Declaration of Trust.

SCHEDULE "F"

TEXT OF RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED that the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, be amended as follows:

1. Section 9.04(g) be amended by adding "(i)" between "except" and "indebtedness" in the second line and by adding the following words at the end of the Section ", and (ii) indebtedness, liabilities or obligations assumed or incurred by a wholly-owned Subsidiary of the Trust where such indebtedness, liabilities or obligations would not cause the Trust to contravene the restrictions in Section 9.03 and this Section 9.04 on a consolidated basis"; and

2. The Trustees be authorized to take such further action as they may consider necessary or desirable to carry out and effectuate the foregoing resolution including, without limitation, making consequential amendments to the Declaration of Trust.

SCHEDULE "G"

TEXT OF RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED that the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, be amended as follows:

1. Section 6.02(q) be amended by replacing the words near the end of such Section "except as prohibited by law", with the words "to the same extent as the directors of a corporation may delegate powers to officers under the *Canada Business Corporations Act*";

2. Section 5.12 be amended by adding the words ", and not otherwise" after the word "Person" in the last sentence of such Section; and

3. The Trustees be authorized to take such further action as they may consider necessary or desirable to carry out and effectuate the foregoing resolution including, without limitation, making consequential amendments to the Declaration of Trust.

Proxy Solicited by the Management of

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

for use at the
Annual and Special Meeting of Unitholders
to be held on April 22, 2004

The undersigned Unitholder of Legacy Hotels Real Estate Investment Trust (the "Trust") hereby appoints Richard A. Goldstein, Chairman of the Trustees of the Trust, or failing him, William R. Fatt, Vice Chairman of the Trust, or instead of either of them, ______________________________ as proxy, with power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all of the units of the Trust of the undersigned at the Annual and Special Meeting (the "Meeting") of the Unitholders of the Trust to be held on Thursday, April 22, 2004 at 10:00 a.m. (Toronto time) in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario, M5J 1E3, and at any adjournment thereof in the following manner:

1. [ ] **FOR or** [ ] **WITHHOLD VOTE** with respect to the election of Bryce W. Douglas, Richard A. Goldstein, Brian F. MacNeill, John J. O'Connor, and C. Wesley M. Scott as Independent Trustees of the Trust;

2. [ ] **FOR or** [ ] **WITHHOLD VOTE** with respect to the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust;

3. [ ] **FOR or** [ ] **AGAINST**, with or without amendment, a special resolution proposing amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, as set out in Schedule "B" to the Management Proxy Circular;

4. [ ] **FOR or** [ ] **AGAINST**, with or without amendment, a special resolution proposing amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, as set out in Schedule "C" to the Management Proxy Circular;

5. [ ] **FOR or** [ ] **AGAINST**, with or without amendment, a special resolution proposing amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, as set out in Schedule "D" to the Management Proxy Circular;

6. [ ] **FOR or** [ ] **AGAINST**, with or without amendment, a special resolution proposing amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, as set out in Schedule "E" to the Management Proxy Circular;

7. [ ] **FOR or** [ ] **AGAINST**, with or without amendment, a special resolution proposing amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, as set out in Schedule "F" to the Management Proxy Circular;

8. [ ] **FOR or** [ ] **AGAINST**, with or without amendment, a special resolution proposing amendments to the Declaration of Trust dated as of September 11, 1997, as amended to April 24, 2003, as set out in Schedule "G" to the Management Proxy Circular; and

9. in their discretion, to vote on any amendment which may properly be put before the Meeting, or any adjournment thereof, with respect to any matter identified in the Notice of the Meeting and on any other matter which may properly come before the Meeting or any adjournment thereof.

To be effective, a proxy must be received by Computershare Trust Company of Canada no later than April 21, 2004 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting, no less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment, or to the Chairman of the meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

The undersigned hereby revokes any proxies dated prior to the date hereof.

DATED ____________________, 2004

____
Signature of Unitholder

____
Name of Unitholder (Print)

Notes:

1. You may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the Unitholder or by his or her attorney authorized in writing. If not dated, this proxy shall be deemed by the Trustees of the Trust to bear the date on which it was mailed by the Trust.

2. **You have the right to appoint a person other than the persons named herein to represent you at the Meeting either by inserting the name of the person to be appointed in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to 24 hours prior to the Meeting, or any adjournment thereof.**

3. The Units represented by this proxy will be voted in accordance with your instructions on any ballot that may be called for. **In the absence of direction, this proxy will be voted FOR each of the matters referred to herein.**

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST TO RELEASE FIRST QUARTER EARNINGS

TORONTO, April 1, 2004- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its first quarter earnings on April 20, 2004 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be Legacy's President and Chief Executive Officer, Neil J. Labatte and Robert M. Putman, Vice President and Chief Financial Officer. Legacy's annual and special meeting of unitholders will be held on April 22, 2004 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

Investors are invited to access the call by dialing 416-405-9328 or 1-800-387-6216. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on April 20, 2004 through to April 27, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3030032.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: 1-866-627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES MORTGAGE FINANCING ON CALGARY PROPERTY

TORONTO, March 31, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today it has completed a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. The financing has a ten-year term and an effective interest rate of 6.91%. Legacy is pleased to add Massachusetts Mutual Life Insurance Company to its list of long-term relationship lenders. The proceeds are being used by Legacy to repay existing debt and for general corporate purposes.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ___________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04 APR -5 AM 7:21

SUPPL

April 1, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Releases

- **Legacy Hotels Real Estate Investment Trust Completes Mortgage Financing On Calgary Property dated March 31, 2004**

- **Legacy Hotels Real Estate Investment Trust To Release First Quarter Earnings dated April 1, 2004**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
COMPLETES MORTGAGE FINANCING ON CALGARY PROPERTY**

TORONTO, March 31, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today it has completed a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. The financing has a ten-year term and an effective interest rate of 6.91%. Legacy is pleased to add Massachusetts Mutual Life Insurance Company to its list of long-term relationship lenders. The proceeds are being used by Legacy to repay existing bank debt and for general corporate purposes.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7580
Email: caregistryinfo@computershare.com
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Ms. Sari L. Diamond
Secretary
Legacy Hotels Real Estate Investment Trust
100 Wellington Street West, Suite 1600
TD Centre, P O Box 40
Toronto, Ontario
M5K 1B7

Re **Legacy Hotels Real Estate Investment Trust – Trust Units**
2004 Annual & Special meeting of unitholders

Dear Ms. Diamond,

This letter will serve to confirm that on March 29, 2004, the following material was sent by prepaid mail to each registered unitholder of record of the above Corporation as of March 16, 2004:

- Notice of 2004 Annual & Special Meeting of Unitholders and Management Proxy Circular
- 2003 Annual Report
- Instrument of Proxy
- Prepaid Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier with a reply card on March 29, 2004 to nominees on behalf of beneficial unitholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Murielle Mallette
Account Administrator
Stock Transfer Services